

April 26, 2021

Jordan Vogel
Co-Chief Executive Officer
Property Solutions Acquisition Corp.
654 Madison Avenue, Suite 1009
New York, New York 10065

>   **Re: Property Solutions Acquisition Corp.**
>   **Registration Statement on Form S-4**
>   **Filed April 5, 2021**
>   **File No. 333-255027**

Dear Mr. Vogel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed April 5, 2021

Background of the Business Combination, page 79

1.   We note your revisions in response to prior comment 8. Please revise to identify the "competitive companies" mentioned on page 81 and how the factors you mention and considered relate to FF and to the proposed valuation. Also revise to identify the "recent initial pubic offerings" you considered and how that information relates to the valuation you proposed.

PSAC's Board of Directors', page 84

2.   We note your response to prior comment 11. Please expand the sixth bullet under this heading to discuss in greater detail the analysis and comparison mentioned. Also revise the disclosure on pages 87-88 to clarify the "comparable company analysis process"

conducted.

Key Financial Metrics, page 87

3. Please expand your revisions in response to prior comment 10 to clarify the specific assumptions underlying the forecasts presented and how those assumptions relate to the financial information. For example, to what "future business decisions and conditions" are you referring and how do those decisions and conditions relate to the forecasts? Also explain the reasons underlying the "strong revenue forecast" and market share information presented.

Unaudited Pro Forma Condensed Combined Financial Information, page 109

4. Please update your assessment of the expected accounting treatment for the Earnout Shares on page 110. In addition, we note the disclosure that the unaudited pro forma condensed combined financial information does not reflect the earnout consideration effects because achievement of the earnout is uncertain; however, given that the earnout shares are part of the merger consideration, it is not clear to us why they would not be reflected in the pro forma financial statements, with a footnote explaining how estimated fair value was determined and, if liability accounting is required, a sensitivity analysis disclosing the potential impact of changes in the stock price on estimated fair value. Please clarify or revise.

5. Refer to page 113. Based on the adjustments related to the repayments and conversions of FF's Historical debt and liabilities, disclosed in Notes 3E and 3F, please explain how you determined no additional pro forma adjustments are necessary to FF's historical line items: change in fair value measurement of related party notes payable and notes payable; gain on extinguishment of related party notes payable, notes payable and vendor payables in trust; and other expense (foreign currency loss). If these historical line items are not related to the debt and liabilities being repaid and converted, please clarify that fact, if they are, please explain why you determined no additional pro forma adjustments are necessary.

6. Please revise note 3 to address the following:
    • Revise (F) to disclose the number of shares being issued for the debt and liabilities being converted;
    • Revise (BB) to explain how you determined the adjustment to interest expense and clarify what debt and liabilities the remaining interest expense recorded in the pro forma statement of operations relates to; and
    • Revise (EE) and (FF) to disclose the numbers and terms of the equity awards being granted.

The Charter Proposals, page 119

7. Please revise to state briefly the reasons for and the general effect of each proposed amendment to your charter.

FF's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 174

8. Please correct the inconsistency between the disclosures related to transaction costs in the third paragraph on page 176 with the disclosures in note 3(I) on page 117.

9. Refer to page 182. Please quantify and more fully disclose and discuss FF's current and long term liquidity requirements and priorities, including potential changes in those priorities based on the impact of changes in the amount of cash available to the post-combination company due to the amount of cash redemptions. In addition, given the disclosures throughout FF's discussion of results of operations that reduced expenses in 2020 were due to decreases in headcount and temporary salary reductions as a result of liquidity constraints, please disclose and discuss the extent to which material increases in historical operating expenses are expected in future periods.

10. Refer to page 189. Please quantify and more fully discuss changes in FF's estimated fair value during the periods presented. Please also address any material differences between the valuations used to determine the fair values of recently granted options and warrants relative to the fair value implied by the current merger transaction.

Financial Statements - FF Intelligent Mobility Global Holdings Ltd.
3. Summary of Significant Accounting Policies
Variable Interest Entity and Joint Venture, page F-10

11. Please more fully explain the facts and circumstances related to and parties involved in the Equity Transfer Agreement and more fully address how and why the agreement resulted in LeSEE no longer being a VIE.

16. Subsequent Events, page F-56

12. We note your response to prior comment 21. Please revise the disclosures related to the *Second Amendment to the Second Amended and Restated Note Agreement* to also properly present the $85 million.

Financial Statements - Property Solutions Acquisition Corp.
Note 2. Summary of Significant Accounting Policies
Cash and Marketable Securities Held in Trust Account, page F-68

13. Please delete the inappropriate reference to December 31, 2019.

Exhibits

14. We note your revisions in response to prior comment 12 and Exhibit 8.1. If the disclosure beginning on page 103 represents the opinion of counsel, as indicated by your revisions, Exhibit 8.1 should state so directly and include counsel's consent to be named in the document. Also, if the tax consequences related to the exercise of redemption rights is

uncertain or unclear, as continues to be indicated in your disclosure, please revise your disclosure beginning on page 31 to describe the risks to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David S. Allinson